Save your money with a proven leader!

The Flex-funds® Money Market Fund has ranked among the top 10% of first-tier retail money market funds every year since 1985.*

In fact, The Fund consistently yields higher than the Lipper average general purpose money market fund.**

We keep our fees low!

TEAM UP WITH A WINNER!

√ Free check writing - $100 minimum

√ A low - $2500 minimum initial investment

Call The Flex-funds® ***today***!

800.325.3539

or Click Here for an application and prospectus!

7-day Simple Yields as of 3/31/09	Retail Class	Institutional Class
The Flex-funds® Money Market Funds	0.76%	0.87%
Average of all first-tier money market funds according to iMoneyNet.com as of 3/31/09.	0.19%	0.47%

* According to iMoneyNet.com ** The performance data quoted represents past performance. Past performance is not a guarantee of future results. Performance data for The Money Market Fund indicates average annual total return for the period indicated and assumes reinvestment of all dividend and capital gain distributions. The current performance may be lower or higher than the performance data quoted. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Money Market Fund during the period shown. An investment in The Money Market Fund or any money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® Money Market Fund carefully before investing. The Flex-funds® prospectus contains this and other information about the Fund and should be read carefully before investing. To unsubscribe, click "Reply".